

April 29, 2011

Michael Ward
President and Chief Executive Officer
Silver Butte Co.
601 W. Main Ave., Ste. 1017
Spokane, WA 99201

> **Re: Silver Butte Co.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 10, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 12, 2011**
> **Amendment No. 1 to Form 8-K**
> **Filed March 29, 2011**
> **Amendment No. 2 to Preliminary Information Statement on Schedule 14C**
> **Filed March 29, 2011**
> **File No. 1-05790**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that all outstanding comments relating to these filings will need to be resolved prior to your filing of a definitive Schedule 14C. In addition, to the extent that any comments that follow apply to any other disclosure found in your other filings, please also revise them accordingly.

2. We note that as of the date of this letter, you have not yet filed your Form 10-Q for the fiscal quarter ended January 31, 2011. If applicable, please include disclosure regarding any implication to the company in the event fillings are not timely filed. In addition,

please indicate when the Form 10-Q will be filed and include updated information in the next amendment of your PRE 14C.

Schedule 14C/A

Purpose and Effect of the Increase in Company Authorized Capital

3.   We note your response to our prior comment 4 from out letter dated February 25, 2011. In light of our prior comment 4, please address Section 3.10 of your bylaws in effect at the time the company entered into the Share Exchange Agreement, which provides that the holders of a majority of all shares entitled to vote on a plan of merger or share exchange must vote in favor of the proposed action for the corporation to take the action. In this regard, we note in your beneficial ownership table in your 10-K for the fiscal year ended August 31, 2010, only two shareholders held greater than 5% of your common stock and that the combined ownership of these two beneficial owners was 22.34%. In addition, we note your entry into the Share Exchange Agreement and the issuance of 280,319,588 shares of common stock to the owners of Gulf mark Energy Group, Inc. Please revise your filings to address the approval process for the Share Exchange Agreement and issuance of shares.

Amendment No. 2 to Preliminary Information Statement on Schedule 14C and Amendment No. 1 to Form 8-K Filed March 29, 2011

Directors, Executive Officers, Promoters and Control Persons

4.   We note your response to our prior comment 4 from out letter dated February 25, 2011. Please revise your disclosure to include the current name of Bentley Energy Corporation and the court in which it filed for bankruptcy.

5.   Please revise your disclosure throughout this section to reflect the current status of Tidelands Oil and Gas Corporation with the OTCBB.

Form 10-K for the Fiscal Year Ended August 31, 2010 and Form 10-Q for the Fiscal Quarter Ended November 30, 2010

Disclosure Controls and Procedures

6.   We note your response to our prior comment 8 from out letter dated February 25, 2011 and the proposed addition of the section entitled "Limitations." If you choose to include this section in future periodic filings, please revise your disclosure controls and procedures and internal control over financial reporting to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures and internal control over financial reporting are effective at a reasonable assurance level. In the alternative, remove the reference to the level of

assurance of your disclosure controls and procedures and internal control over financial reporting. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Amendment No. 1 to Form 8-K Filed March 29, 2011

Exhibit 99.1

Financial Statements of Gulfmark Energy Group, Inc.

Note 1 – Organization and Business Activity, page 6

7.   We understand that you have utilized carry-over basis in accounting for the assets received from the two majority shareholders on October 31, 2010 and for the two subsidiaries received from your chief executive officer on October 8, 2010 because receipt of the assets and subsidiaries were regarded as your formation event. If we have properly understood your rationale please modify your disclosure to clarify the nature of these transactions. Also, please indicate the amount and form of consideration exchanged in the October 8, 2010 and the October 31, 2010 transactions. Finally, please identify the assets and liabilities held in the subsidiaries when they were transferred to you.

8.   Tell us how ownership of the company was established at the date of inception, given that you are reporting outstanding stock of zero at August 9, 2010.

9.   Please reconcile the "stock issued to acquire subsidiaries" line item description per the Statement of Stockholders' Equity, an event that took place on October 8, 2010, with the Note 1 disclosure that describes this stock being issued in conjunction with the asset contribution on October 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour at (202) 551-3360, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director